Exhibit 99.2

GW Pharmaceuticals PLC Director/PDMR Shareholding

13 May 2016

GW Pharmaceuticals PLC ("GW Pharmaceuticals" or the "Company")

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

Cambridge, UK, 13 May 2016: GW Pharmaceuticals (AIM: GWP, NASDAQ:GWPH) hereby provides notification that the Company was notified on 12 May 2016 of the following series of transactions in the Ordinary 0.1 pence shares of GW Pharmaceuticals PLC.

On 12 May 2016 Dr Geoffrey Guy, a Director of the Company, gifted 200,000 ordinary shares to each of two close family members. Each gift represents less than 0.1% of shares in issue. The gifts took place when the market price was 437 pence per share. As one of these family members is a minor, 200,000 of the gifted shares continue to be included within the calculation of Dr Guy’s total beneficial interest.

These transfers follow the sale, by the minor family member, of 300,000 Ordinary shares, representing 0.11% of shares in issue. This sale of these shares completed on 11 May 2016, achieving an average price of 444 pence per Ordinary share.

Following these transactions Dr Guy’s total retained beneficial interest in the Ordinary 0.1 pence shares of GW Pharmaceuticals plc is 13,797,852 shares equating to 5.25% of shares in issue.

For further information, please contact:

GW Pharmaceuticals PLC	+44 (0)1980 557 000
Adam George, Company Secretary

Peel Hunt LLP (Nominated Adviser)	+44 (0) 20 7418 8900
James Steel/Oliver Jackson